Exhibit 99.1

News Release

For Immediate Release

NOTICE OF THIRD QUARTER RESULTS CONFERENCE CALL

VANCOUVER, B.C., October 5, 2023 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) will hold an analysts’ conference call to discuss third quarter 2023 financial and operating results on Thursday, October 26, 2023 at 8:30 a.m. Pacific Time/11:30 a.m. Eastern Time.

To participate in the call, please dial: 1-888-390-0605 (Toll-free North America) or (416) 764-8609 (Toll number) or connect on the webcast.

Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Ray Ferris, President and Chief Executive Officer.

Following management’s discussion of the quarterly results, the analyst community will be invited to ask questions.

The call will be recorded for webcasting purposes and will be available on our website at www.westfraser.com. West Fraser’s third quarter 2023 financial and operating results will be released on Wednesday, October 25, 2023.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com